Reply Attention of:	Virgil Z. Hlus	Clark Wilson LLP
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November 29, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention: Jan Woo, Attorney-Adviser

Dear Sirs/Mesdames:

Re:	CounterPath Corporation
Registration Statement on Form S-3
Filed September 17, 2012
File No. 333-183940

     We write in response to your letter of November 13, 2012 to David Karp, Chief Financial Officer of CounterPath Corporation (the “Company”) with respect to the above-noted filing. We provide below the Company’s response to your comments. For your ease of reference, we have reproduced your comments below.

General

1.

We note your response to prior comment 1 does not adequately rebut the presumption that Covington Capital Corporation, the second largest shareholder of the company, is a control person of CounterPath Corporation such that it is not an affiliate. In this regard, we note that the example you cite in the Wheat Report is not analogous given that there is no shareholder group holding more than a majority of the shares of the company. Further, the facts that you present to suggest that two other shareholders, who are directors and together hold 26.1% of the common shares, have control cannot be distinguished from the situation of Covington who also has board representation and holds 15.7% of the common stock. The fact that the two other shareholders on a combined basis hold a slightly larger percentage of the common stock and hold two seats on the board of directors, rather than one, fails to rebut the presumption of control associated with your significant beneficial ownership of the company. It is also unclear why you believe that Covington cannot have control “if another group has the control of the company.”

We further note that Covington has historically filed its change of beneficial ownership on Schedule 13D which is required for shareholders who acquire securities with the

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“purpose or effect of changing or influencing the control” of a company. Covington states in the Schedule 13D/A filed July 5, 2012 that Covington “intend(s) to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors [Covington] may acquire additional securities of the Issuer as they deem appropriate.” It appears that Covington is further engaged with the company through its board representative who attended and participated in at least 75% of the meetings of the Board and the Audit Committee on which he served, according to your proxy statement. These facts are inconsistent with your statement in your response letter dated October 22, 2012 that “Covington has paid, and/or pays, no attention to the management of the Company...”

Finally, according to your response to prior comment 2, it appears that the company has historically deemed Covington as an affiliate for purposes of calculating the public float, even after the analysis you represented you undertook in June 2011 to consider the question of whether or not Covington was an affiliate. Accordingly, please amend your filing to register the shares pursuant to General Instruction I.B.6 of Form S-3 and provide the requisite disclosure. Alternatively, withdraw the filing and register the transaction on the appropriate registration statement form.

     The Company has amended the Form S-3 to register the shares pursuant to General Instruction I.B.6 of Form S-3 and provided the requisite disclosure.

     We look forward to any further comments you may have with respect to our response. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: “Virgil Z. Hlus”

Virgil Z. Hlus

VZH/vxd

cc:	CounterPath Corporation Attn: David Karp, CFO